UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
Mitsubishi Securities Co.,Ltd.

Establishment of Mitsubishi Securities Co., Ltd.

Tokyo, September 2, 2002 – Mitsubishi Securities Co., Ltd. was established on September 1, 2002, upon the merger of KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd., and Issei Securities Co., Ltd.

Following are details of the new institution.

Corporate Profile

1. Company name	Mitsubishi Securities Co., Ltd.
2. Address	5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo
3. Business	Securities
4. Capital	¥65.254 billion
5. Number of Employees	Approximately 4,400
6. Branch network	95 domestic branches
7. Outstanding shares	472,092,843

Directors and Corporate Auditors (as of September 1, 2002)

Directors

Name	Title	Concurrent position
Masamichi Yamada	Chairman	
Nobuo Nakazawa	President	
Juntaro Fujii	Deputy President	
Koichi Kane	Deputy President	
Kenichi Masuda	Deputy President	
Kazumi Saito	Managing Director	
Naoyuki Shouji	Managing Director	
Hiroshi Watanabe	Director	Senior Managing Director, Mitsubishi Tokyo Financial Group, Inc.

Minoru Makihara	Director	Chairman, Mitsubishi Corporation
Katsuaki Watanabe	Director	Executive Vice President, Toyota Motor Corporation

Corporate Auditors

Name	Position at Mitsubishi Securities	Concurrent position
Kenji Takahashi	Corporate Auditor (Full-time)	
Iwao Nakagawa	Corporate Auditor (Full-time)	
Tetsuo Hachiro	Corporate Auditor (Full-time)	
Setsuo Uno	Corporate Auditor	Senior Managing Director, Mitsubishi Tokyo Financial Group, Inc.
Takeo Imai	Corporate Auditor	Attorney-at-law, Miyake, Imai & Ikeda Law Offices

Agreements with MTFG and BTM

Mitsubishi Securities has also concluded management and business alliance agreements with Mitsubishi Tokyo Financial Group, Inc. (MTFG) and the Bank of Tokyo-Mitsubishi, Ltd. (BTM) with the aim of maximizing Group synergies.

According to terms of the management alliance agreement, MTFG and BTM will offer advice and guidance to Mitsubishi Securities on key management issues that encourage the mid- and long-term growth and development of the new securities firm.

The business alliance agreement, meanwhile, provides for BTM to support Mitsubishi Securities as it develops and strengthens its investment banking operations, including mergers and acquisitions advisory, securitization, and derivatives.

Leveraging these alliance agreements, Mitsubishi Securities seeks to collaborate closely with Group members to develop dynamic businesses and to maximize its potential as the core securities operation of MTFG.

For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.
Kohei Tsushima
General Manager, Public Relations Office
Corporate Policy Division
Tel: 03 3240 8149

The Bank of Tokyo-Mitsubishi, Ltd.
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

Mitsubishi Securities Co., Ltd.
Hiroshi Kutose
General Manager, Public Relations Division
Tel: 03 3297 7523

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: ______________________

Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division